SAMSON
OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED PROVIDE OPERATIONS ADVICE

Denver 1500 hours January 15, Perth 0700 hours January 16 2008

STATE GC#2 (SSN 27%)

The State GC#2 well is located in the Permian Basin in eastern New Mexico.

The Operator of the well has advised that surface owner compensation has now been agreed upon so that the well location can be constructed and a spud of January 27th can be anticipated for the well. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. To date, the State GC#1 has produced 328,000 barrels and has an Expected Ultimate Recovery of 873,300 barrels. The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response, and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity.

The well will be drilled to a planned total depth of 11,600 feet, with the Lower Leonard target expected to be intersected at 11,400 feet.

HARSTAD #1-15H (SSN 34.5%)

The Operator of the Harstad #1-15H well has advised that all parties to this well have approved the proposal to stimulate this well where Samson has a 34.5% working interest. Operations on the stimulation are expected to begin on February 5th 2008.

The well produces from a 4,800 foot horizontal well bore. The well is not cased over the productive section and is producing from a dolomitic limestone, which is conducive to being stimulated with acid. Following a significant level of engineering design effort, the proposed stimulation is a sophisticated 5 stage treatment, using a hydrochloric acid stimulation fluid which will be pumped to create the first fracture, followed by a diverting agent designed to divert the subsequent acid stage to create a second fracture, and then subsequent fractures along the horizontal well bore. The diverting agent is temperature sensitive and after 24 hours breaks down to a fluid which is then flowed back.

The engineering analysis of the expected resulting post stimulation flow rate suggests a range of results from 80 BOPD to 600 BOPD, depending on the number of fractures successfully created.

The Harstad well is located in the Williston Basin in North Dakota and produces from the Bluell Formation, which has been developed in this field using horizontal completions. Samson's working interest in the Harstad well is 34.5% (NRI 26.4%). Due to ownership difference across the leased area, Samson's total working interest in the prospect is 41% (NRI 31%).

Samson Oil & Gas USA
1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 Tel + 1 303 295 0344 Fax + 1 303 295 1961

Samson Oil & Gas Limited
Level 36, Exchange Plaza, 2 The Esplanade, Perth Western Australia 6000 PO Box 7654, Cloisters Square, Perth Western Australia 6850 Tel + 61 8 9220 9830 Fax + 61 8 9220 9820
ABN 25 009 069 005 ASX Code SSN

GAS PRICING

Kinder Morgan has advised that the Rocky Mountain Express West pipeline had commenced interim service on Saturday January 12; their full release is available at the following link:

http://www.kindermorgan.com/investor/kmp_press_releases.cfm

The commencement of this pipeline is a major infrastructure completion for gas producers in the Rockies and should be responsible for delivering gas prices in the region that are more in line with national gas prices, because the pipeline will permit the delivery of gas into the more populous regions of the United States. On Friday January 11, 2008, Platt's was quoting a Colorado Interstate Gas (CIG) price of US$7.18 per mmbtu, which is sharply higher than the October delivery price at CIG which was US$1.11 per mmbtu, a price that led to a decision to shut in one of Samson's producing fields in the Rockies. This field has since been returned to production.

Samson's shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades as American Depository Shares, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

Terry Barr

TERRY BARR
Managing Director

For further information please contact, Terry Barr, CEO on 303 295 3994 (US office) or 970 389 5047 (US cell)

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like "may", "believe", "expect", "anticipate", "should" or "will". Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. For example, while Samson understands that the Operators of both the State GC#2 and the Hardstad wells will undertake the operations described in this release on schedule; these operations could be delayed or curtailed.

In addition, while Samson has been informed that the Rocky Mountain Express West pipeline will be fully operational in the near future, a number of factors could delay this project or the development of other markets for the sale of Samson's gas. Moreover, Samson does not have any control over gas prices, which can be influenced by a number of factors besides the local pipeline constraints discussed in this release. A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson's financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm and in Samson's reports to the ASX which are available at www.asx.com.au

Samson Oil & Gas USA
1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 Tel + 1 303 295 0344 Fax + 1 303 295 1961

Samson Oil & Gas Limited
Level 36, Exchange Plaza, 2 The Esplanade, Perth Western Australia 6000 PO Box 7654, Cloisters Square, Perth Western Australia 6850 Tel + 61 8 9220 9830 Fax + 61 8 9220 9820
ABN 25 009 069 005 ASX Code SSN